
February 16, 2021

Prabu Natarajan
Chief Financial Officer
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

> **Re: Science Applications International Corp**
> **Form 10-K for the Year Ended January 31, 2020**
> **Filed March 27, 2020**
> **File No. 001-35832**

Dear Mr. Natarajan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology